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Rock N Roll Donut Bar

Donut Shop

685 Cannery Row
Monterey, CA 93940
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Rock N Roll Donut Bar previously received $67,500 of investment through Mainvest.
Profile
Data Room
Updates 9
Discussion
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THE PITCH
Rock N Roll Donut Bar is seeking investment to open new locations in Downtown Santa Cruz, Salinas and San Jose.
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INVESTOR PERKS

Rock N Roll Donut Bar is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Learn to Make Donuts! Invest $1,000 or more to qualify. Unlimited available

Learn to make donuts with us! Spend a day in the kitchen decorating and designing.

Name a Donut! Invest $5,000 or more to qualify. Unlimited available

Name a Donut on Our Menu!

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This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Rock N Roll Donut Bar plans to become one of the first, nationwide Plant-Based Donut Shops. We sell happiness, an entertainment experience, not just donuts!

Big, Bold and Beautiful gourmet donuts that blow peoples minds!
An exciting brand experience including a 6 foot Donut Statue playing guitar!
Craft and IPA Beer Menu, Craft Wine and Mimosas.
Breakfast and Lunch Menus including impossible burgers on donuts!
Featured at the world famous Monterey Bay Aquarium, Oakland Zoo and Casa De Fruta Resort.
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This is a preview. It will become public when you start accepting investment.
ROCK N ROLL DONUT BAR - CATCH THE VIBE!

Rock N Roll Donut Bar is located on Cannery Row in Monterey, CA. Feedback from customers has forced us to take the mission of being the first Nationwide Donut Shop that is full of Awesomeness (and plant based).

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INTENDED USE OF FUNDS

We're looking to open a new, premium location in Downtown Santa Cruz and a production facility in Salinas, CA Northridge Mall.

Santa Cruz ->Major Tourist Area - Projecting $1.8M first year, target open window approximately June 17th..

Local University - UC Santa Cruz, 2 High Schools nearby, movie theatre, shopping mall, restaurants, street performers and Apartment Complexes. 5 Minutes from the Beach Boardwalk.

Santa Cruz is known for plant based population and there is no designer donut shop within hours or high end dessert shop.

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4.8 STARS ON GOOGLE - 423 REVIEWS!

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Production Facility in Salinas, CA

Salinas is Centrally located to support the production for the Monterey, Santa Cruz, and San Jose.

Northridge Mall in Salinas is also a bustling center in it's own right and many businesses in the food court are over $1M annually.

There is no gourmet desert competition, except Crumbl, cookies in the entire metro.

Residence from Salinas frequent Monterey and are literally "pulling" us into the area per their request.

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Q&A

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

Review about Rock N Roll Donut Bar

It makes me want to drive two hours for donuts. I don't know what would happen to my pancreas if they opened a location in the Bay Area. It's not uncommon for baked goods to look better than they actually are. Everything at Rock N Roll donuts tastes as good or BETTER than it looks, and everything looks jaw-dropping! I'm not a wealthy man, but if you guys are looking for investors, send me a message, its hard to imagine this business not taking over the world. - Scott B on Yelp

Review about Rock N Roll Donut Bar

A huge variety of donuts (entirely vegan!), an almost too cute interior design, indoor and outdoor seating. I haven't tried the savory menu yet but it looks delicious. I'd give you 500 stars but Google limits me to 5. - Alaine Klein on Google Reviews

This is a preview. It will become public when you start accepting investment.

Why San Jose, CA?

San Jose, CA has an extremely diverse population and happens to be part of Silicon Valley. Flush with exciting growth opportunities. The area is ripe for a gourmet dessert donut place and local competition does exist - that is NOT plant based.

Uniquely, Veggie Grill, is planted in an area called Santana Row. Santana Row draws locals and tourists (like our Monterey and Santa Cruz locations).

This is particularly attractive because we can learn how being near Veggie Grill plays into the revenue model.

In Monterey and Santa Cruz, we are near local vegan eateries, Veggie Grill has a lot of locations and is expanding, it will be nice to learn how this adds to the model for Southern California locations and out of state interests.

Additionally, San Jose will make delivery to the Oakland Zoo profitable as there will not need to be an additional delivery fee.

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THE TEAM
Scott Kirkpatrick
Founder

Founder, 22 years in Direct Sales and Internet Marketing. Hit fastest growing company in San Diego 5 times in career. Hit INC 5000 fastest growing companies in the nation 3 times in career. Launched startups for Google Ventures and many other VCs.

Nhat Le
Production Manager

Production Manager, 15 years in food service industry. Managed the food production facility for City of San Jose for 5 years delivering over 3,000 meals daily.

Bill Locklar
General Contractor

General Contractor, 35 years in restaurant expertise. Bill owns and operates Monterey Bay Restaurant Equipment and Santa Cruz Restaurant Equipment building and maintaining almost every restaurant in the peninsula over his career.

BUSINESS PLAN
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WHY DONUTS!

Founder, Scott Kirkpatrick, reveals why donuts are the key to building an incredible business and have fun doing it!

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USE OF FUNDS - OPENING SECOND LOCATION IN DOWNTOWN, SANTA CRUZ

Rock N Roll Donut Bar is striving to open second location for multiple reasons; customer requests, increase revenue, one step closer to the mission of going nationwide.

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WORKING WITH MAINVEST - WHAT'S THE PROCESS?

How does the process work with Mainvest? When do we get a return?

Updates
APRIL 18TH, 2023
Closing in 4 hours! $64,500 so far!

Hey everyone! Thank you for your support, it is absolutely amazing! Just sending note to make sure everyone watching knows that this round is about close in 4 hours(ish). So, if you'd like to join the team and take the ride with Rock N Roll Donut Bar, then JUMP!

We can't thank everyone and MainVest enough. We are super impressed with the community and consider ourselves extremely fortunate to be able to be part of it!

Hope to see you at the Shop in Santa Cruz soon!

Scott

APRIL 17TH, 2023
Wow! $60,200 now. ❤️

Just amazing! Thank you! We are at $60,200 now just a few hours ago it was $57,000.

Can't thank you enough!

29 hours left. If you have any questions or concerns post a question in the discussion and we will get right back to!

or you can find us instagram @rocknrolldonutbar and send a DM.



Scott

APRIL 17TH, 2023
$57,900 in less than a week! Incredible...

Thank you everyone! We cannot thank you enough. Your support is just absolutely awesome.

We are grateful! Keep it going.... :D the legal limit is $124,000 and we have 34 hours left as of this update!

:::::Regarding progress on the build:::::
Thanks to your belief and commitments, our contractor just confirmed for me that he has ordered the Milkshake machine, the Espresso machine, the kegerator, the turbo chef and materials to start constructing the counter.

As they arrive we will definitely keep everyone posted!

The target date for grand opening is June 17th, as we see more progress, we will update everyone and firm up the date for you!

We are currently in discussions with Northridge Mall in Salinas for a food production and retail front facility. It's looking good and the place is literally perfect. Will keep you posted on that progress as well.

Thank you all, every single one of you, for being part of the team!

Joyfully,

Scott
RNRDB

APRIL 14TH, 2023
$34,200 Raised in just days!

Thank you all so much. We are so humbled and EXCITED by the response! It's been incredible launching the brand over the last year and it is wonderful each day to see the impact and belief in the expansion!

Attached is a screen shot of another couple 5 star reviews in the last 2 days.

Less than 5 stars do happen, not too often, but when they do - we make it a habit to reach out to the customer to really understand what happened.

We typically find out the following:

What day did they purchase?

What time did they purchase?

What specific product did they purchase?

When did they eat them?

What would they like to see/have different on the next visit?

By finding this out we can do 2 things - first we can work it backwards and see what happened in production or display to cause it and second we can improve to spread the mass appeal of the product.

Thought you might enjoy learning about, specifically, how we seek to improve operations regularly.

Thank you!

Scott

APRIL 13TH, 2023
Kitchen and Build out started!

Hey everyone. Thank you for the support - another $11,000+ raised! We are grateful.

Here is a link to the video we captured yesterday of the beginnings of the build out on our visit yesterday. Long way to go, but started!

https://bit.ly/rnrdb-kitchen

APRIL 12TH, 2023
Thank you!

Good morning everyone - What a way to wake up! We are grateful to have over $8,000 committed in the last 24 hours. Thank you so much for your support!

Today we head up to the location to look at the kitchen build out that happened yesterday. We will be sure to capture and upload video of the progress. Our contractor moves fast so this should be pretty fun to see today!

Also, rest assured your investments are in good hands, we are fortunate enough to have had more 5 star reviews come in from the visitors over the weekend on both Yelp and Google.

https://bit.ly/rnrdb-google

https://bit.ly/rnrdb-yelp

APRIL 11TH, 2023
Permits approved!

Hey ladies and gentlemen. Thank you for all of the feedback and questions over the last few weeks. We have officially received our Business License in Santa Cruz and permits to begin the dirty work.

It's exciting to add this second location and based on the timeline so far, the grand opening should be able to be on Saturday June 17th.

Question: to celebrate the grand opening and promote it, we are thinking of going for the largest fritter record OR hosting a donut eating competition... let us know what you think!

MARCH 7TH, 2023
Santa Cruz Sneek Peak Inside!

Today is March 7th and we just got the keys! We met with the general contractor today and here is what we decided!

Link to the video: https://youtu.be/UzBniCgQg7s

MARCH 6TH, 2023
It's official!

Ladies and Gentlemen - we received back the executed lease a few minutes ago. We will be picking up the keys to 1335 Pacific Avenue in Santa Cruz, CA tomorrow approximately 11 am.

This is a huge win as this in in the center of Downtown Santa Cruz - a well known tourist area and thriving community for locals. 5 several story apartment buildings are being built at the end of the strip brining in hundreds of residents and we are surrounded by movie theaters, restaurants, shopping, trader joes, UC Santa Cruz with over 20,000 students on campus and 3 high schools within walking distance.

Let's have some fun selling donuts!

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Space Buildout $23,312
Mainvest Compensation $1,688
Total $25,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,500,000	$2,666,667	$3,520,000	$3,872,000	$4,259,200
Cost of Goods Sold	$270,000	$405,000	$445,500	$490,050	$539,055
Gross Profit	$1,230,000	$2,261,667	$3,074,500	$3,381,950	$3,720,145

EXPENSES

Rent	$240,000	$486,000	$652,150	$668,454	$685,165
Equipment Lease	$120,000	$120,000	$0	$0	$0
Utilities	$36,000	$36,900	$37,822	$38,767	$39,736
Insurance	$54,000	$55,350	$56,733	$58,151	$59,604
Advertising	$24,000	$24,600	$25,215	$25,845	$26,491
Legal & Professional	$10,000	$10,250	$10,506	$10,768	$11,037
Office and Admin	$36,000	$36,900	$37,822	$38,767	$39,736
Repairs & Maintenance	$10,000	$10,250	$10,506	$10,768	$11,037
Payroll	$600,000	$615,000	$630,375	$646,134	$662,287
Manager salary	$70,000	$71,750	$73,543	$75,381	$77,265
Operating Profit	$30,000	$794,667	$1,539,828	$1,808,915	$2,107,787

This information is provided by Rock N Roll Donut Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investor Deck.pdf
Investment Round Status
Target Raise $25,000
Maximum Raise $56,500
Amount Invested $0
Investors 0
Investment Round Ends May 30th, 2023
Summary of Terms
Legal Business Name The Winning Ticket
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 0.5%-1.1%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2027

Financial Condition
Other outstanding debt or equity

As of 2/1/2023, Rock N Roll Donut Bar has debt of $370,000 outstanding and a cash balance of $30,000. $70,000 of this debt is sourced primarily from Hard Money Lenders and will be paid off by May 2023, not having a long term impact on this investment. The remaining amount is via the SBA for $300,000 from the EIDL program and is payable over 30 years maturing in 2050, with a monthly payment of $2300 not having a long term impact on this investment. In addition to the Rock N Roll Donut Bar's outstanding debt and the debt raised on Mainvest, Rock N Roll Donut Bar may require additional funds from alternate sources at a later date.

Historical milestones

Rock N Roll Donut Bar has been operating since May 2022 and has since achieved the following milestones:

Opened location in Cannery Row in Monterey, California

Achieved revenue of $1M in 2022 only operating 7 months of the year and on pace for $1.5 million within first 12 months.

Historical financial performance is not necessarily predictive of future performance.

Other challenges

Rock N Roll Donut Bar has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

Seasonality of Cannery Row location. The dip in sales in September to November was much more dramatic than anticipated. Holiday season gave a boost to the business end of December and January the business received a boost from Community Week held by the Monterey Bay Aquarium where 115,000 people flocked to Cannery Row to be able to attend the aquarium free of charge that week.

Labor intensive payroll and learning the cadence of the dips and swings this year has taught us exactly how many employees we need and enable us to drive down the cost of production from $1.75 per item to $0.49 per item. This was a painful process, but has put us in a position to expand into satellite retail locations where we can deliver finished product with the existing staff at home base and a skeleton crew at the retail centers only requiring cashiers. This is HUGE savings and opportunity for the business.

Food costs skyrocketed in 2022 and forced us to get creative and learn how to drive the costs down. We have pushed the food cost down from $1.50 per to an average of $0.80.

The two previously mentioned factors assisted us in learning to drive down the labor cost and food costs from a total average of $3.50 per item to $1.30 on average. This is a tremendous savings that will directly impact the bottom-line as the season hits this year.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Rock N Roll Donut Bar to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Rock N Roll Donut Bar operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Rock N Roll Donut Bar competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Rock N Roll Donut Bar's core business or the inability to compete successfully against the with other competitors could negatively affect Rock N Roll Donut Bar's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Rock N Roll Donut Bar's management or vote on and/or influence any managerial decisions regarding Rock N Roll Donut Bar. Furthermore, if the founders or other key personnel of Rock N Roll Donut Bar were to leave Rock N Roll Donut Bar or become unable to work, Rock N Roll Donut Bar (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Rock N Roll Donut Bar and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Rock N Roll Donut Bar is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Rock N Roll Donut Bar might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Rock N Roll Donut Bar is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Rock N Roll Donut Bar

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Rock N Roll Donut Bar's financial performance or ability to continue to operate. In the event Rock N Roll Donut Bar ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Rock N Roll Donut Bar nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Rock N Roll Donut Bar will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Rock N Roll Donut Bar is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Rock N Roll Donut Bar will carry some insurance, Rock N Roll Donut Bar may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Rock N Roll Donut Bar could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Rock N Roll Donut Bar's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Rock N Roll Donut Bar's management will coincide: you both want Rock N Roll Donut Bar to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Rock N Roll Donut Bar to act conservative to make sure they are best equipped to repay the Note obligations, while Rock N Roll Donut Bar might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Rock N Roll Donut Bar needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Rock N Roll Donut Bar or management), which is responsible for monitoring Rock N Roll Donut Bar's compliance with the law. Rock N Roll Donut Bar will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Rock N Roll Donut Bar is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Rock N Roll Donut Bar fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Rock N Roll Donut Bar, and the revenue of Rock N Roll Donut Bar can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Rock N Roll Donut Bar to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Rock N Roll Donut Bar. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
ALYCIA P. San Mateo, CA 10 days ago

I invested because I believe this company will go far

Reply
Scott K. 10 days ago Rock N Roll Donut Bar Entrepreneur

Thank you Alycia! 🙏

Reply
Harold B. Rancho Mirage, CA 10 days ago

wish you'd come locally

Reply
Scott K. 10 days ago Rock N Roll Donut Bar Entrepreneur

Thank you Harold! Careful what you ask for... 🎸 🍩 🎺

Reply
Andrew H. Roslindale, MA 10 days ago

The donuts look awesome. I wish we lived closer.

Reply
Scott K. 10 days ago Rock N Roll Donut Bar Entrepreneur

Thank you Andrew! Mass is a bit of a drive just to get a donut. No matter how awesome they are. :) We are super appreciative that you joined the investment team!

Reply
Angela S. San Francisco, CA 11 days ago

I invested because I love donuts

Reply
Scott K. 10 days ago Rock N Roll Donut Bar Entrepreneur

thank you Angela! We love 'em too! Glad to have you on the team... donut lovers unite!

Reply
Kathleen L. Auburn Hills, MI 11 days ago

I love this concept of plant based donuts and wish you all the happiness. I believe in plant based businesses and want you to continue to succeed.

Scott K. 11 days ago Rock N Roll Donut Bar Entrepreneur

Thank you so much Kathleen! Your kindness is inspiring and we look forward to working with you and forwarding the movement! Thank you once again!

ANDREW S. Temecula, CA 12 days ago

More from us before our chance runs out.

Scott K. 11 days ago Rock N Roll Donut Bar Entrepreneur

lol... maybe missing a zero? :D Just teasing, you've already done more than expected and it is incredibly thoughtful. Thank you.

ANDREW S. Temecula, CA 12 days ago

D wanted to put in too.

Scott K. 11 days ago Rock N Roll Donut Bar Entrepreneur

Thank you Andrew and D - miss you and can't wait to have you up for donuts and beer again soon!

Martin B. Monterey, CA 13 days ago

I made this investment moments after shoving a Boston Cream donut in my face. I want these guys to succeed so I can continue doing so for many years to come. Best of luck, Scott and team! I believe in you!

Scott K. 13 days ago Rock N Roll Donut Bar Entrepreneur

Wow! Thank you so much Martin for your support! We are truly, truly grateful and looking forward to working with you!

Victoria C. Livermore, CA 13 days ago

I love the option to eat vegan, organic doughnuts and I love Rock N Roll Donut Bar!!!!

Sean-Michael G. Orange, CT 13 days ago

Good luck! Looking for ROI in cash or donuts!

Rick Q. Marina, CA 14 days ago

I visited the Monterey store and it was fantastic! Huge flavorful donuts and great atmosphere for a lot of fun! Plus I think this is a great idea!

Joe N. Lathrop, CA 14 days ago

We met Scott last Friday when we had to check out this cool donut shop in Cannery Row. Not only were the donuts huge and super delicious, but we really loved Scott's story. With all the chaos and crazy in this world he simply said " I wanted to find a way to sell happiness". What better way to start than with a uniquely huge donut and a beer! We are happy to invest in Happiness and think Scott has the perfect recipe. Cheers to Rock n Roll Donut Bar!!!

Jessica F. Salinas, CA 14 days ago

Love this plant-based options that tastes amazing. They've been a great appreciation treat for my staff and visitors and I regularly have to resist visiting too often for myself!

Scott K. 14 days ago Rock N Roll Donut Bar Entrepreneur

Thank you Jessica! So kind of you to say and loving having you on the investment team. You are now getting paid to eat donuts! (kinda) Thank you and be sure to say Hi to myself or Nhat (knee-yacht) when you are in next. :D

ANDREW S. Temecula, CA 16 days ago

I have seen the place. Tasted the donuts and taken in the ambience. Talked to the owner and have faith in his vision. I’m excited for the future and extremely excited that I am a part of it. This is exactly the kind of place I want my dollars to support.

Scott K. 15 days ago Rock N Roll Donut Bar Entrepreneur

Thank you for your feedback and support Andrew! It is very kid of you. Excited to have you on the investment team and looking forward to growing this business with everyone!

John M. Davis, CA 17 days ago

Interesting concept. I see you plan on selling beer & wine. Have you obtained a liquor license for the new location? What is the process for that?

Scott K. 17 days ago Rock N Roll Donut Bar Entrepreneur

Hi John! Thanks for the great question. We currently sell beer & wine at our location in Monterey and it definitely adds to the "wow" factor of the brand. Santa Cruz has a fantastic beer scene and we definitely want to be part of it. Our application is underway with the City and County and I am told it looks good. They requested that we make a more robust food menu and provide table service for alcohol, which is nice because that will give the locals more options they desperately need for plant based faire in the evenings. We have made the adjustments and it appears to be on track. First we need a Use Permit from the City (under review), then ABC approval from the County.

John M. Davis, CA 17 days ago

Glad to hear that, Scott. So it sounds like there will be a sit-down restaurant component to the business, is this something you already do at the Monterey location?

Scott K. 17 days ago Rock N Roll Donut Bar Entrepreneur

Yes, there will be a sit down component. The location in Monterey, CA used to be a Johnny Rockets (burger joint) so there are many booths and a patio outside. Typically, guests order at the counter and we deliver to tables for the savory items. For the donuts guests usually start at the right side of the counter and we box them up as they walk down the counter. Most people do eat them at the tables and we bring their drinks to them, unless they box it up to go. What will be new in Santa Cruz is we will utilize the QR code ordering from the tables, so guests will be able to go in, grab a seat and order without even coming to the counter. We have not used that system in Monterey yet, everything begins at the counter. It'll be fun to learn if we want to implement it Monterey.

Marc W. Cambria, CA 19 days ago

The owner of this establishment is such a sweet man, I am very happy to invest. And, it is a vegan establishment!!

Scott K. 17 days ago Rock N Roll Donut Bar Entrepreneur

Thank you Marc! Super excited to have you on the investment team!

Jarrett G. Coconut Creek, FL about 1 month ago

I invested in Rock N Roll Donut Bar because I believe that Scott Kirkpatrick has created a brand, a space and a product that will appeal to everyone, everywhere.

Scott K. about 1 month ago Rock N Roll Donut Bar Entrepreneur

Thank you Jarrett! That is very kind. We are just fortunate and lucky to be able to do it and build something special. Thank you so much for your support and belief in us!

Oren L. Monterey, CA about 2 months ago

Rock n Roll Donut Bar takes the cake for offering the most delectable and exceptional donuts I ever ate. Their one-of-a-kind atmosphere provides an incredibly fun and memorable experience that will leave you craving for more and excited to share your experience with your friends. Don't think twice and let's Rock n roll Donuts baby ;)

Scott K. about 2 months ago Rock N Roll Donut Bar Entrepreneur

Thank you Oren for your comments. It is a great day as we have also officially received the lease back for the space in Santa Cruz, CA. We will pick up the keys tomorrow and target being ready in 90 days. Let's go and thank you for your support!

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